
TABCORP

TABCORP Holdings Limited
ABN 66 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone   61 3 9868 2100
Facsimile   61 3 9868 2300

25 February 2003


03007110

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: TABCORP Holdings Limited -- Rule 12g3-2(b) PROCESSED
        Exemption
        File No. 82-3841   MAR 1 0 2003

                                                    THOMSON
Dear Sirs,   FINANCIAL

The enclosed information is being furnished by TABCORP Holdings Limited
("TABCORP") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities
Exchange Act of 1934 (the "Exchange Act"). TABCORP's file number is
indicated in the upper right hand corner of each unbound page and the first
page of each bound document furnished herewith. In accordance with
paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are
being furnished with the understanding that such documents will not be deemed
"filed" with the Securities and Exchange Commission or otherwise subject to the
liabilities of Section 18 of the Exchange Act, and that neither this letter nor the
furnishing of such documents shall constitute an admission for any purpose that
TABCORP is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect)
the undersigned at +61 3 9868 2112.

Yours truly,

Peter Caillard
General Counsel and Company Secretary

Enc.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	TABCORP Holdings Limited
ABN	66 063 780 709

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Mr. David John Simpson
Date of last notice	30 August 2002
Date that director ceased to be director	21 February 2003

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
50,000 ordinary shares as detailed below

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities
N/A	

Part 3 – Director's interests in contracts

Detail of contract	Mr Simpson is entitled to 50,000 ordinary shares pursuant to the Senior Executive Long Term Incentive Plan.
Nature of interest	Mr Simpson was issued 50,000 ordinary shares on 3 November 2000 pursuant to the Senior Executive Long Term Incentive Plan as approved by shareholders at the Company's Annual General Meeting on 3 November 2000.
Name of registered holder (if issued securities)	Mr. David John Simpson
No. and class of securities to which interest relates	50,000 ordinary shares